

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 24, 2019

Jerome D. Jabbour
Chief Executive Officer
Matinas BioPharma Holdings, Inc.
1545 Route 206 South
Suite 302
Bedminster, New Jersey 07921

> **Re: Matinas BioPharma Holdings, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed September 13, 2019**
> **File No. 001-38022**

Dear Mr. Jabbour:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Steven M. Skolnick, Esq.